
SEC MAIL PROCESSING
RECEIVED
NOV 2 5 2005
WASH, D.C.
199
SECTION



UNITI
SECURITIES AND E
Washingt

05044794

BB 12/28

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ANNUAL AU[illegible]
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~34678~~

8-43398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James T. Borello & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Dundee Avenue
(No. and Street)

East Dundee	Illinois	60118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. Borello (847) 426-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BM 12/30/05

OATH OR AFFIRMATION

I, James T. Borello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James T. Borello & Company, as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title


OFFICIAL SEAL
KATHLEEN RYAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/01/08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
NOV 25 2005
WASH., D.C.
199
SECTION

JAMES T. BORELLO & CO.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
James T. Borello & Co.

We have audited the accompanying statement of financial condition of James T. Borello & Co. as of September 30, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of James T. Borello & Co. as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 12, 2005

JAMES T. BORELLO & CO.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents	$ 378,450
Commissions receivable	130,260
Prepaid expense	35,231
Furniture and fixtures, at cost, net of $136,356 accumulated depreciation	2,998
Automobile, at cost, net of $17,312 accumulated depreciation	112,549
Office equipment, at cost, net of $100,740 accumulated depreciation	28,183
TOTAL ASSETS	$ 687,671

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 15,708
Commissions payable	36,369
Total Liabilities	$ 52,077
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 1,000 shares	$ 1,000
Additional paid-in capital	160,379
Retained earnings	474,215
Total Shareholders' Equity	$ 635,594
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 687,671

The accompanying notes are an integral part of this financial statement.

JAMES T. BORELLO & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on February 14, 1990. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days, when acquired by the Company, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Depreciation - Depreciation of furniture, equipment and auto is provided for using various accelerated and straight line methods over five, seven and ten year periods.

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RETIREMENT PLAN

Effective December 31, 2002 and for all subsequent plan years, the Company merged both its money purchase pension plan and a profit sharing plan into a single profit sharing plan. The plan now allows the Company to make discretionary contributions not exceeding 25% of eligible compensation. The profit sharing plan is integrated with social security. Employees may become participants in the plan after two years of service. Contributions to the plan for the year ended September 30, 2005 were $133,047.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2005 the Company's net capital and required net capital were $365,016 and $25,000 respectively. The ratio of aggregate indebtedness to net capital was 14%.

NOTE 4 - RELATED PARTIES

During the year ended September 30, 2005, the Company paid $96,605 in rent for occupancy of its premises to the Company's sole shareholder. No written lease agreement exists between the Company and the shareholder.

In addition, this shareholder is also a registered representative of the Company and is responsible for over half of the Company's revenue. The shareholder is not compensated based on a percentage of the revenue produced, but receives a salary and dividends.

JAMES T. BORELLO & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2005

NOTE 5 - S CORPORATION ELECTION

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's sole shareholder.

NOTE 6 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company has a bank account designated as a Special Bank Account for the Exclusive Benefit of Customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2005, this special bank account had a $0 balance.